HERSHA HOSPITALITY TRUST
44 Hersha Drive
Harrisburg, Pennsylvania 17102

May 10, 2023

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Catherine De Lorenzo

Re:     Acceleration Request of Hersha Hospitality Trust
Registration Statement on Form S-3 (File No. 333-271590)
CIK No. 0001063344

Dear Ms. De Lorenzo:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hersha Hospitality Trust, a Maryland real estate investment trust, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on May 12, 2023, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Jim Davidson at (713) 220-3649.

Thank you for your attention to this matter.

Very truly yours,

HERSHA HOSPITALITY TRUST

By:	/s/ Michael R. Gillespie
Michael R. Gillespie
Chief Accounting Officer